March 26, 2015

Tiffany Piland Posil, Special Counsel Office of Mergers & Acquisitions Division of Corporate Finance Securities and Exchanges Commission Washington, DC 20549

Re: Ashford Hospitality Trust, Inc. Second Preliminary Proxy Statement on Schedule 14A Filed March 26, 2015 by UNITE HERE; Notice of Intent to Solicit Proxies at the 2015 Annual Meeting of Shareholders of Ashford Hospitality Trust, Filed March 26, 2015 By UNITE HERE, File No. 001-31775

Dear Ms. Posil,

I am writing in response to your letter of March 31st. , and to alert you to other modifications made in our Second Preliminary Proxy Statement. The Second Preliminary Proxy statement has been revised to accommodate new information provided by the Company in its Preliminary Proxy Statement:

 We have amended the introductory section, Section V., Proxy Voting and our preliminary proxy card to take into account two new proposals by management.
 In Section V, Proxy Voting, we are now asking for authority to withhold votes in the election of trustees. In the same section, we have explained that should management prevail in its Maryland suit seeking to prevent the introduction of our proposals, it is our counsel’s strong opinion that their votes on the election of trustees and other matters will not be invalidated because such relief has not been sought by the Company nor would be fair to shareholders (but of course in litigation, anything can happen).
 We have added specific page references to several items in the Company’s proxy statement.

We have made further revisions in response to your letter of March 31st. For ease of reference, we reproduce your questions in bold type below.

1. Please confirm that you will update all required information, inclusive of information regarding the pending litigation and participants’ interests and holdings, as of the most recent practicable date.

We are happy to confirm we will update all required information, inclusive of information regarding the pending litigation and participants’ interests and holdings, as of the most recent practicable date.

2. We note your response to prior comment 4. Please revise footnote 1 to clarify that the declaratory relief sought by the company includes a declaration from the court that UNITE HERE may not bring its proposals before the company’s 2015 annual meeting of shareholders and that the company is not required to include the UNITE HERE proposals among the items of business to be considered by the shareholders at the company’s 2015 annual meeting of shareholders.

Footnote 1 has been so revised.

3. We note your response to prior comment 5. Please revise to clarify the specific bylaw provisions with which you believe you have substantially complied.

We have amended Footnote 1 to provide specific reference to the Section 11 of the Bylaws.

4. Please supplementally advise us why Courtney Alexander and JJ Fueser are not participants in the solicitation pursuant to Instruction 3 to Item 4 of Schedule 14A.

These individuals fall within the exemptions for persons engaged in PR/financial analysis, and for full-time staff of a participant, as previously discussed with SEC counsel Panos. They own no AHT stock personally nor have any ongoing dealings with AHT in any arena outside financial analysis and PR work.

5. We note your response to prior comment 8. We presume that you are relying on Rule 14a-5(c) to refer to the information you are required to provide that will be contained in the company’s proxy statement for the annual meeting. If so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company’s proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

We intend to disseminate our proxy statement only after the company’s definitive proxy statement has been released to shareholders, so we may properly refer shareholders to sections of the company’s proxy to obtain further information about such items as the company’s nominees for trustee election, information concerning 5% holders, voting procedures and the time and date of the annual meeting. We have indicated our intention to release our proxy statement after the company’s in Section IV., Proxy Voting.

II. Supporting Statements

6. Recommending the terms of the Advisory Agreement be amended …

6. We reissue prior comment 10. Clarify the first statement under this heading to indicate the lessons to which you refer. As appropriate, please qualify any disclosure that is added in response to this comment as statements of opinion or belief and provide the requisite support for such statements.

We have removed the statement in question.

IV. Proxy Voting

7. We note the following disclosure added in response to prior comment 4: “The Maryland courts may grant Ashford the declaratory relief it seeks to bar these proposals from being introduced at the meeting …. If so, we will nonetheless present your votes on the proposals via letter to management and the board.” Advise us of whether there is an attendant risk that shareholders who submit their votes using the UNITE HERE proxy card may be disenfranchised if the court grants the declaratory relief sought by the company since any votes presented in the manner you indicated (i.e., via a letter to management and the board) would not be counted as votes cast at the 2015 annual meeting of shareholders.

We have clarified the fact that such presentation by letter would not bind the Company to the outcome of a vote in favor of amending bylaws unless and until a court ruling were to so bind it. We also have revised to state that UNITE HERE will submit all votes on Company proposals (Proposals 1-5) regardless of whether the Maryland courts grant Ashford the declaratory relief it seeks to bar our proposals (Proposals 6-12) from being introduced at the meeting.

8. Please revise to state whether UNITE HERE will submit votes on proposals 1, 2 and 3 for all shares of stock for which it has been granted proxy authority if, for any reason, UNITE HERE learns subsequent to receiving such proxy authority that its proposals will not be considered by shareholders at the 2015 annual meeting. We may have further comment.

We have revised to state that UNITE HERE will submit all votes on Company proposals (Proposals 1-5) regardless of whether the Maryland courts grant Ashford the declaratory relief it seeks to bar our proposals (Proposals 6-12) from being introduced at the meeting.

9. Further to our comments above, please revise to highlight that even if you are authorized to present your proposals and/or submit proxy cards returned to you, shareholders who vote using your proxy card are effectively disenfranchised with respect to all of the other proposals being submitted by the company (i.e., proposals other than company proposals 1, 2 and 3.)

Please note we added the new company proposals to our card (the company’s preliminary proxy statement, which included two new proposals, was only released after we filed our First Preliminary Revised Proxy Statement).

V. Information on Participants in this Solicitation

10. We note the revised disclosure in response to prior comment 13. Please revise further to specify the date such ownership percentage was determined, which should be the most recent practicable date.

We have estimated the percentage ownership as of the record date, the most recent date on which Ashford Trust has disclosed the number of common shares outstanding (UNITE HERE’s shareholding has not changed).

Form of Proxy

11. Please clarify that proposal 1 relates to the company’s nominees and not “management” nominees.

The requested change has been made.

Please do not hesitate to contact me in regards to UNITE HERE’s solicitation at jjfueser@Unitehere.org, or 416-893-8570. Andy Kahn, UNITE HERE’s legal counsel in these matters, can be reached at ajk@dcbsf.com, or at 1-415-597-7200.

Sincerely,

JJ Fueser Research Coordinator UNITE HERE